Exhibit (a)(5)
S1 Corporation Announces Preliminary Results of Tender Offer
ATLANTA, Dec 18, 2006 — S1 Corporation (NASDAQ: SONE) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time, on Thursday, December 14, 2006.
In connection with the terms and conditions of the tender offer, S1 expects to acquire 10,476,190 shares of its common stock at a price per share of $5.25 for a total cost of $55,000,000. These shares represent approximately 14.7% of its currently outstanding shares.
A preliminary count by American Stock Transfer and Trust Company indicates that 14,080,978 shares of common stock, including 2,406,311 shares that were tendered through notice of guaranteed delivery, were validly tendered and not withdrawn at prices at or below the $5.25 per share purchase price.
The number of shares to be purchased and the price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the price per share will be announced following the completion of the confirmation process and payment will occur promptly thereafter.
SunTrust Robinson Humphrey served as dealer manager for the tender offer. Morrow & Co., Inc. served as the information agent and American Stock Transfer and Trust Company served as the depositary. Stockholders and investors who have questions or need information about the tender offer may call Morrow & Co. toll-free at (800) 607-0088.
About S1 Corporation
S1 Corporation delivers customer interaction software for financial and payment services and offers unique solution sets for financial institutions, retailers, and processors. S1 employs 1,500 people in operations throughout North America, Europe and Middle East, Africa, and Asia-Pacific regions. Worldwide, more than 3,000 customers use S1 software solutions, which are comprised of applications that address virtually every market segment and delivery channel. S1 partners with best-in-class organizations to provide flexible and extensible software solutions for its customers. Additional information about S1 is available at www.s1.com.